UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Haynes International, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
420877201
(CUSIP Number)
April 16, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]  Rule 13d-1(b)

 [x_]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 420877201

1	Names of Reporting Persons
Edenbrook Capital, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
658,976
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
658,976
9	Aggregate Amount Beneficially Owned by Each Reporting Person
658,976
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.25%
12	Type of Reporting Person (See Instructions)
IA, OO

SCHEDULE 13G

CUSIP No. 420877201

1	Names of Reporting Persons
Jonathan Brolin
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
658,976
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
658,976
9	Aggregate Amount Beneficially Owned by Each Reporting Person
658,976
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.25%
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a) Name of Issuer: Haynes International, Inc.

(b) Address of Issuer's Principal Executive Offices:

 1020 West Park Avenue

 Kokomo, Indiana 46904

Item 2.

(a) Name of Person Filing:

(i) Edenbrook Capital, LLC; and

(ii) Jonathan Brolin

(b) Address of Principal Business Office or, if None, Residence:

116 Radio Circle, Suite 202

Mount Kisco, NY 10549

(c) Citizenship:

Edenbrook Capital, LLC is a New York limited liability company.  Jonathan Brolin is a United States citizen.

The foregoing persons are hereinafter sometimes each referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.

(d) Title and Class of Securities: Common Stock

(e) CUSIP No.: 420877201

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a) Amount Beneficially Owned:   658,976 Common Stock

(b) Percent of Class:  Approximately 5.25% (based on 12,556,255 shares of Common Stock issued and outstanding as of January 30, 2020 pursuant to the Haynes International, Inc. Form 10-Q filed with the Securities and Exchange Commission on January 30, 2020).

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:

 -0-

 (ii) Shared power to vote or to direct the vote:

 658,976

(iii) Sole power to dispose or to direct the disposition of:

-0-

(iv) Shared power to dispose or to direct the disposition of:

658,976

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

 Edenbrook Capital LLC ("Edenbrook") is the investment adviser to certain funds (the "Edenbrook Funds") that hold the securities reported herein.  Jonathan Brolin is the managing member of Edenbrook.  The Edenbrook Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8. Identification and classification of members of the group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2020

Edenbrook Capital, LLC

By:  /s/ Jonathan Brolin

Jonathan Brolin, Managing Member

 Jonathan Brolin

 /s/ Jonathan Brolin

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  April 20, 2020

Edenbrook Capital, LLC

By:  /s/ Jonathan Brolin

Jonathan Brolin, Managing Member

 Jonathan Brolin

 /s/ Jonathan Brolin